SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - 36o andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience  Translation  into English from the Original  Previously  Issued in
Portuguese)

Report of Independent Public Accountants

To the Stockholders and Directors of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1.   We  have  audited  the   accompanying   individual   (parent  company)  and
     consolidated balance sheets of COMPANHIA  SIDERÚRGICA NACIONAL (a Brazilian corporation)  and its subsidiaries as of December 31, 2002, and the related statements  of income,  changes  in  stockholders’  equity  and  changes in
     financial   position   for  the  year  then  ended,   prepared   under  the
     responsibility  of  the  Company’s  management.  Our  responsibility  is to express an opinion on these financial statements.

2.   Our audit was  conducted in accordance  with auditing  standards in Brazil, and  comprised:  (a) planning of the work,  taking into  consideration  the significance of the balances, the volume of transactions and the accounting and  internal  control  systems of the  Company and its  subsidiaries;  (b)
     checking,  on a test  basis,  the  evidence  and records  that  support the amounts  and  accounting  information  disclosed  and  (c)  evaluating  the significant  accounting  practices and estimates adopted by management,  as well as the  presentation  of the  individual  and  consolidated  financial statements taken as a whole.

3.   As described in Note 12, the Company and its affiliate  MRS Logística  S.A.
     elected to defer net losses arising from exchange rate changes in the first quarter  of 1999 and in the  year  2001,  in  conformity  with  Provisional
     Measure  no.  3/2001 and  Deliberations  no.  404/2001  and  409/2001  from
     Comissão de Valores  Mobiliários - CVM (Provisional  Measure no. 1,818/1999 and Deliberation  no. 294/1999 from Comissão de Valores  Mobiliários - CVM, for the deferment  occurred in the first quarter of 1999).  The  subsidiary
     GalvaSud  S.A.  elected to defer the net losses  arising from exchange rate changes in the year 2001.  Accounting  practices  adopted in Brazil require the  recognition  in income of the effects of exchange rate changes  during the period in which they  occurred.  As a result,  as of December 31, 2002, stockholders’ equity is overstated by approximately  R$157,647 thousand and the net loss for the year ended  that  date,  is  overstated  by  R$422,215 thousand net of fiscal effects.

4.   In our opinion, except for the effects of the matter mentioned in paragraph
     (3), the financial  statements referred to in paragraph (1) present fairly, in  all  material  respects,  the  individual  and  consolidated  financial positions of COMPANHIA  SIDERÚRGICA  NACIONAL  and its  subsidiaries  as of
     December 31, 2002,  the results of their  operations,  the changes in their stockholders’  equity and the changes in their financial  positions for the year then ended, in accordance with accounting practices adopted in Brazil.

5.   As described  in Note 21 to the  financial  statements,  as of December 31,
     2002,  the Company  and its  affiliates  recorded,  under  current  assets, accounts receivable in the amount of R$393,153 thousand,  related to energy sales  transactions  carried out in the Wholesale Energy Market “MAE” based on  evaluations  made and disclosed by MAE and/or on estimates  prepared by the Company’s  management in the absence of such  information  by MAE. This amount is  subject  to  alteration  depending  on the  outcome  of  current judicial  processes,  filed by agents of the electric  energy market,  with respect  of  the  interpretation  of  market  regulations  in  effect.  The financial  settlement of such  amounts,  scheduled to start on November 22,
     2002,  was postponed  because of a new agreement  between  companies in the sector and the Government.  After December 31, 2002, until the date of this report,  the Company and its  affiliates  received  approximately  R$80,251 thousand.  The success of this negotiation and its settlement depend on the agent’s financial capacity to meet their commitments.

6.   The individual  and  consolidated  financial  statements as of December 31,
     2001 presented for comparative  purposes were audited by other  independent public  accountants.  The auditor’s  report dated March 1, 2002 (except for
     Note 20, to those  financial  statements,  which was dated March 13, 2002), included  qualification  with  respect  to the  same  matter  mentioned  in paragraph (3) above, and contained  division of  responsibility  with other independent  public  accountants  that audited the financial  statements of affiliates,  subsidiaries  and joint  subsidiaries,  in which  the  Company maintains  investments  representing  2.01% of the Parent  Company’s  total assets,  2.14% of  consolidated  total assets,  and 11.48%  negative of the parent company’s equity pick up and 98.47% of the consolidated,  as of that date.

7.   Our audit was  conducted  for the  purpose  of  forming  an  opinion on the financial  statements referred to in paragraph (1) above, taken as a whole.
     The Cash Flow Statement and the  Value-added  Statement,  presented in note
     24, are presented for purposes of allowing  additional analyzes and are not required as part of the basic financial statements.  These information were audited  according to the same audit procedures  mentioned in paragraph (2)
     above, and, in our opinion,  except for the effects of the matter mentioned in paragraph (3) are fairly stated, in all material  respects,  in relation to the basic financial statements taken as a whole.

8.   The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

February 26, 2003

Companhia Siderúrgica Nacional
Balance Sheets
as of December 31, 2002 and 2001
(Expressed in thousands of reais)

ASSETS

	Parent Company		Consolidated	
	12/31/02	12/31/01	12/31/02	12/31/01
CURRENT ASSETS				
Cash and banks	31,049	34,702	141,087	59,861
Marketable securities and derivatives	1,251,128	355,905	1,477,159	614,421
Accounts receivable	1,715,375	655,380	1,437,917	935,611
Inventories	484,911	623,606	574,250	729,087
Withholding income tax and social contribution to offset	107,019	210,598	111,906	216,411
Deferred income tax and social contribution	285,937	134,454	295,141	147,885
Proposed dividends receivable	247,979	239,854		
Other current assets	133,942	85,064	189,610	148,282
	4,257,340	2,339,563	4,227,070	2,851,558
LONG-TERM ASSETS				
Compulsory loans - ELETROBRÁS	54,373	52,763	54,696	53,110
Deferred income tax and social contribution	468,617	250,322	508,796	287,508
Credits with subsidiary and associated companies	91,877	643,281		4,477
Judicial deposits	433,345	367,790	444,068	371,958
Securities receivable	50,805	121,712	50,921	121,712
Available for sale investments	237,714	266,912	237,714	266,912
Debentures	107,673	19,169	100,571	10,169
Recoverable PIS/PASEP	49,391	137,107	49,391	137,107
Leases	30,440	31,081	48,090	49,116
Other long-term assets	73,479	101,963	106,682	58,423
	1,597,714	1,992,100	1,600,929	1,360,492
PERMANENT ASSETS				
Investments	2,853,039	1,226,066	134,821	25,832
Property, plant and equipment	8,194,064	7,759,471	8,975,706	8,117,554
Deferred charges	410,223	1,016,195	495,701	1,077,603
	11,457,326	10,001,732	9,606,228	9,220,989
	17,312,380	14,333,395	15,434,227	13,433,039

The accompanying notes are an integral part of these financial statements.

Companhia Siderúrgica Nacional
Balance Sheets
as of December 31, 2002 and 2001
(Expressed in thousands of reais)

LIABILITIES AND STOCKHOLDERS´ EQUITY

	Parent Company		Consolidated	
	12/31/02	12/31/01	12/31/02	12/31/01
CURRENT LIABILITIES				
Loans and financing	1,685,102	2,506,780	2,969,934	2,728,712
Debentures	106,556		106,556	
Accounts Payable - Derivatives	34,813		31,887	
Suppliers	655,289	388,744	696,132	410,679
Accounts Payable - Subsidiary	143,699	135,606		12
Salaries and payroll charges	67,895	55,149	75,303	67,438
Taxes payable	183,290	98,627	198,163	137,918
Deferred income tax and social contribution	102,116	196,849	103,023	197,756
Interest on stockholders' equity	293,482	90,000	293,482	90,000
Other current liabilities	171,172	149,400	254,155	99,849
	3,443,414	3,621,155	4,728,635	3,732,364
LONG-TERM LIABILITIES				
Loans and financing	5,103,258	3,171,442	3,043,020	2,842,531
Debentures	666,550		666,550	
Provision for losses on investments	37,197	4,592		
Accounts Payable - Subsidiary company	1,159,300	696,929		
Tax in judge	424,299	351,282	424,299	352,150
Deferred income tax and social contribution	1,252,126	1,215,112	1,253,033	1,216,927
Other long-term liabilities	318,007	119,670	423,498	170,934
	8,960,737	5,559,027	5,810,400	4,582,542
STOCKHOLDERS' EQUITY				
Paid-in capital stock	1,680,947	1,680,947	1,680,947	1,680,947
Capital reserves	10,485	1,258	10,485	1,258
Revaluation reserves	2,514,209	2,309,650	2,514,209	2,309,650
Revenue reserves	702,588	1,161,358	689,551	1,126,278
Retained earnings				
	4,908,229	5,153,213	4,895,192	5,118,133
	17,312,380	14,333,395	15,434,227	13,433,039

The accompanying notes are an integral part of these financial statements.

Companhia Siderúrgica Nacional
Statements of Income
for the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except for earnings per thousand shares)

	Parent Company		Consolidated	
	12/31/02	12/31/01	12/31/02	12/31/01
GROSS REVENUE FROM SALES				
Sales of products				
Domestic	4,041,736	3,546,720	4,528,628	4,313,528
Export	1,363,909	463,085	1,579,554	518,367
	5,405,645	4,009,805	6,108,182	4,831,895
Deductions from gross revenue				
Taxes on sales	(770,540)	(695,481)	(907,550)	(810,501)
Discounts and returns	(26,270)	(30,030)	(35,323)	(38,920)
	(796,810)	(725,511)	(942,873)	(849,421)
NET REVENUES FROM SALES	4,608,835	3,284,294	5,165,309	3,982,474
COST OF PRODUCTS SOLD	(2,503,088)	(2,088,215)	(2,747,994)	(2,280,482)
Gross profit	2,105,747	1,196,079	2,417,315	1,701,992
Operating income (expenses)				
Selling expenses	(203,702)	(123,394)	(374,404)	(183,047)
General and administrative expenses	(275,431)	(212,297)	(312,609)	(246,386)
Other expenses, net	(217,872)	(158,975)	(235,505)	(154,595)
Operating profit prior to financial effects and equity results	1,408,742	701,413	1,494,797	1,117,964
Financial expenses	(805,926)	(508,618)	(667,175)	(481,569)
Financial income	1,278,277	60,495	1,333,312	117,070
Monetary variations				
Assets	198,309	134,719	347,960	174,328
Liabilities	(3,692,105)	(576,598)	(3,252,120)	(569,930)
Equity income (loss)				
Equity pick-up	830,057	468,678	(24,206)	(53,872)
Reversal of provision for losses on investment	(32,605)	12,535		
Amortization of goodwill	(12,438)	(1,990)	(12,438)	(1,990)
Operating income (loss)	(827,689)	290,634	(779,870)	302,001
Non-operating income (loss), net	(18,973)	(4,279)	(14,781)	(4,594)
Income (loss) before income tax and social contribution	(846,662)	286,355	(794,651)	297,407
Current Income Tax and Social Contribution	52,600	91,977	25,072	65,830
Deferred Income Tax and Social Contribution	575,447	(82,292)	574,898	(63,408)
	628,047	9,685	599,970	2,422
NET INCOME (LOSS) FOR THE YEAR	(218,615)	296,040	(194,681)	299,829
Number of shares at the end of year (in thousands)	71,729,261	71,729,261		
Net Income (loss) per thousand shares outstanding at end of year (R$)	(3.05)	4.13		

The accompanying notes are an integral part of these financial statements.

Companhia Siderúrgica Nacional
Statements of Changes in Parent Company Stockholders´ Equity
for the years ended December 2002 and 2001
(Expressed in thousand of reais)

		Capital Reserve		Revaluation reserves		Revenue Reserves			
	Paid-in capital stock	FINOR tax incentives	Debentures issued premium	Own assets	Subsidiary company assets	Investments	Legal	Retained earnings	Total stockholders' equity
AT DECEMBER 31, 2000	1,680,947	1,258		2,381,303	1,551	1,062,562	181,647	436,790	5,746,058
Realization of revaluation reserve, net of income tax and social contribution				(109,070)	(1,314)			110,384	
Effect of change in social contribution rate				37,180					37,180
Net income for the year								296,040	296,040
Income destination:									
- Reserves						171,622	14,802	(186,424)	
- Deliberated interest on stockholders' equity								(130,000)	
- Proposed interest on stockholder's equity								(90,000)	(220,000)
- Deliberated dividends						(269,275)		(436,790)	(706,065)
AT DECEMBER 31, 2001	1,680,947	1,258		2,309,413	237	964,909	196,449		5,153,213
Realization of revaluation reserve, net of income tax and social contribution				(103,090)	(237)			103,327	
Effect of change in social contribution rate				(27,681)					(27,681)
CTE revaluation, net of income tax and social contribution				335,567					335,567
Reserve constitution			9,227						9,227
Net Loss for the year								(218,615)	(218,615)
Loss absorption						(115,288)		115,288	
Income destination:									
- Deliberated interest on stockholders' equity						(50,000)			(50,000)
- Proposed interest on stockholder's equity						(293,482)			(293,482)
AT DECEMBER 31, 2002	1,680,947	1,258	9,227	2,514,209		506,139	196,449		4,908,229
		10,485		2,514,209		702,588			

The accompanying notes are an integral part of these financial statements.

Companhia Siderúrgica Nacional
Statements of Changes in Financial Positions
For the years ended in December 31, 2002 and 2001
(In thousand of reais)

	Parent Company		Consolidated	
	2002	**2001**	**2002**	**2001**
SOURCES OF FUNDS				
Funds provided by operations				
Net income (loss) for the period	**(218,615)**	**296,040**	**(194,681)**	**299,829**
Expenses (income) not affecting working capital				
- Monetary and foreign exchange variation and long term accrued charges (net)	2,147,446	(452,539)	918,726	(775,376)
- Equity pick up	(783,495)	(479,223)	36,645	55,862
- Write-offs of permanent assets	150,828	4,130	21,207	5,024
- Depreciation/depletion/amortization	523,666	411,430	545,905	425,752
- Amortization of deferred foreign exchange Variation	619,322	739,280	621,991	739,280
- Gain/Loss with Loans and Financing			212,036	
- Deferred income tax and social contribution	(13,362)	(20,187)	(15,755)	(43,803)
- Pis/Cofins Contingency Provision	43,412		43,412	
- Other	110,831	96,624	134,663	102,782
	2,580,033	**595,555**	**2,324,149**	**809,350**
Funds provided by third parties - Long-term				
Loans and financing resources	1,012,095	486,215	688,248	608,442
Debentures Issue	667,718		667,718	
Decrease in other assets	919,962	71,597	44,314	65,830
Increase in other liabilities				
Increase in other liabilities	182,058	82,064	179,526	793,368
Investment for Sale		266,912		266,912
Subsidiaries Proposed Dividend	8,125	243,625		
Other	57,194	133,279	93,930	143,932
	2,847,152	**1,283,692**	**1,673,736**	**1,878,484**
	5,427,185	**1,879,247**	**3,997,885**	**2,687,834**
USES OF FUNDS				
Funds used in permanent assets				
Investments	948,025	183,028	142,672	125
Property, plant and equipment	383,522	855,464	814,302	995,449
Deferred assets	51,931	51,101	84,869	83,982
	1,383,478	**1,089,593**	**1,041,843**	**1,079,556**
Other				
Dividends and interest on stockholders' equity	343,482	926,065	343,482	926,065
Transfer of loans and financing to short-term	831,995	1,469,779	1,636,102	1,376,426
Increases in noncurrent assets	257,628	989,118	90,527	404,944
Deferred income tax and social contribution	228,654	278,935	228,654	281,621
Decrease in long-term loans and financing	195,304	151,183	186,971	770,391
Other	91,126	63,548	91,065	108,212
	1,948,189	**3,878,628**	**2,576,801**	**3,867,659**
	3,331,667	**4,968,221**	**3,618,644**	**4,947,215**
INCREASE (DECREASE) IN NET WORKING CAPITAL	**2,095,518**	**(3,088,974)**	**379,241**	**(2,259,381)**
CHANGES IN NET WORKING CAPITAL				
Current assets				
- At end of period	**4,257,340**	**2,339,563**	**4,227,070**	**2,851,558**
- At beginning of period	**2,339,563**	**5,826,247**	**2,851,558**	**6,273,444**
	1,917,777	**(3,486,684)**	**1,375,512**	**(3,421,886)**
Current liabilities				
- At end of period	**3,443,414**	**3,621,155**	**4,728,635**	**3,732,364**
- At beginning of period	**3,621,155**	**4,018,865**	**3,732,364**	**4,894,869**
	(177,741)	**(397,710)**	**996,271**	**(1,162,505)**
INCREASE (DECREASE) IN NET WORKING CAPITAL	**2,095,518**	**(3,088,974)**	**379,241**	**(2,259,381)**

The accompanying notes are an integral part of these financial statements.

Cash Flow Statements (Supplemental information)
For the years ended December 31, 2002 and 2001
(In thousands of Brazilian reais)

	Parent Company		Consolidated	
	2002	2001	2002	2001
Cash Flow from operating activities				
Net income (loss) for the year	**(218,615)**	**296,040**	**(194,681)**	**299,829**
Adjustments to reconcile the net income for the year with the resources from operating activities:				
- Amortization of special exchange variation	619,322	739,280	621,991	739,280
- Net monetary and exchange variation	3,171,807	(550,995)	2,692,064	(627,064)
- Provision for loan and financing charges	663,205	514,869	477,641	365,968
- Depreciation / depletion / amortization	523,666	411,430	545,905	425,752
- Write-offs of permanent assets	150,828	4,130	21,207	5,024
- Equity pick up	(783,495)	(479,223)	36,645	55,862
- Deferred income tax and social contribution	(575,448)	82,288	(574,897)	63,406
- Provision swap / forward	(431,899)		(431,899)	
- Options Provision	246,055		246,055	
-Actuarial Liability Provision	65,996		65,996	
- Other provisions	272,708	53,748	246,582	(17,063)
	3,704,130	**1,071,567**	**3,752,609**	**1,310,994**
(Increase) Decrease in assets:				
- Accounts receivable – trade	(874,589)	(14,922)	(528,851)	(471,057)
- Accounts receivable – sales of investments		2,961,803		3,277,495
- Inventories	140,499	(13,689)	157,022	13,256
- Judicial deposits	(83,304)	(66,456)	(89,858)	(68,015)
- Credits with subsidiary and associated companies	452,404	(504,835)	3,123	(3,556)
- Carryforward taxes	92,994	(177,676)	170,319	(178,446)
- Others	(72,426)	(4,583)	(87,558)	(40,187)
	(344,422)	**2,179,642**	**(375,803)**	**2,529,490**
Increase (Decrease) in liabilities:				
- Suppliers	330,612	(106,641)	427,033	(101,863)
- Salaries and payroll charges	12,748	8,165	7,865	7,251
- Taxes	32,056	(47,096)	(7,727)	30,222
- Accounts payable - Subsidiary Company	11,089	151,728		
- Option Hedge premium	(199,320)	(11,083)	(191,630)	(11,083)
- Other	(27,775)	56,788	24,366	57,466
	159,410	**51,861**	**259,907**	**(18,007)**
Net resources from operating activities	**3,519,118**	**3,303,070**	**3,636,713**	**3,822,477**
Cash Flow from investing activities				
Investments	(948,025)	(183,028)	(142,672)	(125)
Property, plant and equipment	(366,546)	(754,526)	(744,266)	(883,726)
Deferred assets	(51,931)	(51,101)	(84,869)	(83,982)
Net resources used on investing activities	**(1,366,502)**	**(988,655)**	**(971,807)**	**(967,833)**

(continue)

The accompanying notes are an integral part of these financial statements.

                         Companhia Siderúrgica Nacional
                        Notes to the Financial Statements
                 For the years ended December 31, 2002 and 2001
        (Expressed in thousands of reais, except as otherwise indicated)

1.   OPERATING CONTEXT

Companhia  Siderúrgica  Nacional  ("CSN") is engaged in the  production  of flat steel products,  its main industrial complex being the Presidente Vargas Mill in the City of Volta Redonda, State of Rio de Janeiro, Southeast Brazil.

Additionally,  CSN is engaged in the mining of iron ore,  limestone and dolomite in the  neighboring  State  of  Minas  Gerais  to  cater  for the  needs  of the
Presidente  Vargas mill.  Aiming to improve these  activities,  the Company also maintains strategic  investments in railroad  transportation and electric energy companies, among others.

2.   SIGNIFICANT ACCOUNTING POLICIES

The  financial  statements  were  prepared  in  conformity  with the  accounting principles  adopted  in Brazil,  as well as with the  accounting  standards  and pronouncements  established by the Brazilian  Securities  Commission ("CVM") and
Brazilian Institute of Accountants – IBRACON.

(a)  Income statement

The results of operations are determined on an annual accrual basis. The Company chose to defer a portion of the net foreign exchange  variations incurred in the first quarter of 1999 and in 2001, as detailed in Note 12.

(b)  Marketable securities

Securities  are recorded at cost plus yields  accrued  through the balance sheet date, and do not exceed the market value.

(c)  Allowance for doubtful accounts

The allowance for doubtful  accounts has been set up in an amount which,  in the opinion of  Management,  suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d)  Inventories

Inventories are stated at the lower of the average  production/purchase cost and net realization value or replacement cost,  respectively,  except in the case of imports in process, which are stated at their identified cost.

(e)  Other current and long-term assets

Other  current  and  long-term  assets  are stated at their  realization  value, including, when applicable,  yields accrued to the balance sheet date or, in the case of prepaid expenses, at cost.

(f)  Investments

Investments in subsidiaries,  jointly owned subsidiary  companies and associated companies are recorded by the equity  accounting  method,  plus any  amortizable goodwill and discount negative goodwill, if applicable.

The other permanent investments are recorded at acquisition cost.

(g)  Property, plant and equipment

The property, plant and equipment of the Parent Company includes the revaluation of assets, based on an appraisal conducted by independent firms, as of March 31,
1999,  and  December  19, 2002 as  permitted  by Ruling  No.  288 issued  by the
Brazilian  Securities  Commission  ("CVM") on December 3, 1998.  Depreciation is
computed by the straight-line  method at the rates shown in Note 11 based on the remaining  economic useful lives of the assets after  revaluation,  according to the technical  appraisal report.  Iron mine depletion is calculated on the basis of the  quantity  of iron ore  extracted.  Interest  charges  related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h)  Deferred charges

The  deferred  charges  are  basically   comprised  of  expenses   incurred  for
development  and  implantation of projects that should generate a payback to the
Company in the next few years. The amortization applied on a straight-line basis will follow the period  foreseen for the economic  return on the above projects.
The charges  also  include the net foreign  exchange  variations  related to the first quarter of 1999 and the year 2001.

(i)  Current and long-term liabilities

These are stated at their known or estimated values, when applicable,  including accrued charges,  monetary and foreign exchange  variation  incurred through the balance sheet date.

(j)  Employees’ Benefit

In accordance  with  Deliberation  No. 371,  issued by the Brazilian  Securities
Commission  (“CVM”),  of December 13, 2000,  the Company,  decided to record the respective actuarial  liabilities from January 1, 2002, as mentioned in reported deliberation and substantiated by independent actuarial studies (see note 26 e).

(k)  Income Tax and Social Contribution on Net Income

Income tax and social  contribution on net income are calculated  based at their effective  tax rates and  consider  the tax loss  absorption  limited to 30%, to compute the tax  liability.  Tax credits  are set up for  deferred  taxes on tax losses,  negative  basis of social  contribution  on net income and on temporary differences  as well as  income  tax and  social  contribution  on the  deferred exchange variation for 1999 and 2001 and other temporary differences.

(l)  Derivatives

The derivatives  operations are recorded in accordance with the  characteristics of the financial  instruments.  The balance is comprised of swap  operations and exchange options.  The swap operations are recorded based on the operations’ net results, which are booked monthly as for the contractual conditions.

The  operations  of  exchange  options are  monthly  adjusted  to market  value, whenever  the  position  shows a loss,  such  loss is  recognized  as a  company obligation  in counter  entry to the financial  result,  in accordance  with the prudence principle.

All  intercompany   balances  and  transactions  have  been  eliminated  in  the presentation of the consolidated financial statements.

The year-end closing dates for the consolidated  subsidiaries and  jointly-owned subsidiaries coincide with those of the parent company.

Being  consistent  with the financial  statements  as of December 31, 2001,  the
Company is not including in the consolidation the following investees due to the fact that they do not represent any relevant change to the consolidated economic unit.

The consolidated  financial statements do not include the subsidiary CSN Aceros,
S.A an associated company through the 37.50% interest held by CSN Panama, S.A.

The  participation  in Itá  Energética  S.A.  (ITASA)  is  shown  as  investment available  for  sale in long  term  assets.  Accordingly,  the  ITASA  financial statements were not consolidated.

The reconciliation  between  shareholders’  equity and net income (loss) for the year of the Parent Company and consolidated is as follows:

The changes in stockholders’ equity are presented for the parent company only.

5.   MARKETABLE SECURITIES AND DERIVATIVES

Company  management  has been  investing  most of their  financial  resources in
Investment Fund comprised of Brazilian  government  bonds and fixed income bonds with  monetary  or foreign  exchange  variation,  issued in the country and swap contracts and exchange options.

6.   ACCOUNTS RECEIVABLE

7.   INVENTORIES

8.   DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

	12/31/2002				12/31/2001			
	Income Tax		Social Contribution		Income Tax		Social Contribution	
Assets	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
Provision for labor, fiscal and civil contingencies	1,822	58,626	656	21,105	4,523	26,676	1,628	8,536
Allowance for doubtful accounts	5,571	10,267	2,006	3,696	11,005	5,585	3,962	1,787
Provision for interest on stockholders' equity	73,388		26,420		22,522		8,108	
Provision for losses on marketable securities		31,862		11,470				
Provision for unsecured liability		9,299		3,348		1,148		367
Provision for inventory losses	8,242		2,967		2,057		741	
Provision for losses on property, plant and equipment		235		84	620		198	
Provision for profit sharing	12,050		4,338					
Taxes under litigation		71,899				46,697		
Provision for private pension plan		16,499		5,940				
Tax Losses / Negative Basis	124,569	153,681	15,955	61,320	23,000	136,395	8,280	17,961
Notes Receivable Losses		173			30,896		11,123	
Other	5,848	7,850	2,105	1,263	4,475	4,226	1,316	944
Total	231,490	360,391	54,447	108,226	99,098	220,727	35,356	29,595
Liabilities								
Deferred exchange variation	32,585	25,795	11,731	9,286	95,527	117,684	34,390	37,659
Income tax and social contribution on revaluation reserve	42,500	890,045	15,300	320,416	42,500	798,015	24,432	255,366
Other		4,841		1,743		4,840		1,548
Total	75,085	920,681	27,031	331,445	138,027	920,539	58,822	294,573

The deferred assets related to income tax losses and social contribution negative basis were set up based on the historical CSN' profitability and on the consequent expectation of future profitability, which were approved by Company's Management Councils. These credits are expected to be completely offset in 5 years

In  addition to the credits  already  recorded,  the Company has filed a lawsuit related to the "Plano Verão"  claiming the financial and fiscal effects  related to the inflationary elimination of Consumer Price Index (“IPC”) of January 1989, in the  calculation  of  corporate  income tax  (IRPJ)  and social  contribution
("CSL") (see Note 17c).

Reconciliation  between  expenses and income of current  income tax (“IRPJ”) and social  contribution  ("CSL") of the parent  company and the  application of the effective rate on net income before CSL and IRPJ is as follows:

9.   RECOVERABLE PIS/PASEP LEVIES

As a result of a favorable  final  decision by the Federal  Supreme Court and on the basis of Federal Senate Resolution no. 49/95 ruling that Decrees no. 2445/88 and no.  2449/88  were  unconstitutional,  and  based on the  opinion  which was further  supported by CSN’s legal counsel,  the Company  decided to present this amount  recoverable  in its balance sheet,  which  includes  principal and legal charges.

(continued)

	Changes in Investment							Consolidated
	Balance at 12/31/2001	Additions	Write-offs	Amortization of Goodwill	Equity pick-up	Dividends and interest on stockholders' equity	**Balance at 12/31/2002**	**Balance at 12/31/2002**
	4,580				(4,580)			
	11,701	103	(103)		(11,701)			
	104,947		(132,228)		27,281			
	42,923	6,115			(49,038)			
	85,396	160,000			18,317		263,713	
	6,958				(6,958)			
	383,770				359,931		743,701	
	208,410	20,654			10,673	(8,126)	231,611	
	116				61		177	
	6,690	644,841			293,087		944,618	
	356,671				200,367		557,038	
		(17,258)			3,614		(13,644)	
	1						1	
	2						2	
	1,212,165	814,455	(132,331)		841,054	(8,126)	2,727,217	
	130				(130)			
	10,595		(8,999)	(1,596)				8,999
	2,064	7,812	(83)	(9,793)				
	1,112						1,112	1,112
		125,759		(1,049)			124,710	124,710
	13,771	133,571	(9,082)	(12,438)			125,822	134,821
	1,226,066	948,026	(141,413)	(12,438)	840,924 (e)	(8,126)	2,853,039	134,821
	1,087,497	938,048	(1,022,542)	(1,990)	468,678	(243,625)	1,226,066	25,832
	(4,584)				(4)		(4,588)	
	(8)				(75)		(83)	
					(22,683)		(22,683)	
					(6,246)		(6,246)	
					(3,597)		(3,597)	
	(4,592)				(32,605)		(37,197)	
	(17,127)				12,535		(4,592)	

(a) Companies audited by other independent auditors.

(b) Because of the impossibility of the company reach its social target, the stockholders´decided to dissolve Companhia de Desenvolvimento do Sudeste - CDSE on 03/27/2002.

(c) All the CSN's stocks on GalvaSud are pledged in favor of Unibanco - União de Bancos Brasileiros S.A. and of Kreditanstalt Fur Wiederaufbau, in guarantee of financing

(d) The investment was sold in 12/30/02 to its subsidiary CISA.

(e) The Administration Council decided, in 2001, to dispose of the common stock in companhia Itá Energética S.A. (ITASA). Considering that there is formal evidence that the sale will be realized in the foreseeable future, the balance of this investment was transferred to investment available for sale, not included in the equity pick-up, in the year of 2002, although updated by the same method as provided by CVM Instruction no. 247/96, art. 7, aggregating R$(12,385) in 2002.

The gain or loss in the percentage variation of R$1,518 resulting from the capital increase in CSN Energia, was reclassified to non operating results, as determined in item II, art. 16 CVM Instruction no. 247/96.

•    Metalic

The CSN Stockholders’  General Meeting,  held on September 26, 2002 approved the
acquisition  by the  Company  of all  Metalic’s  issued    shares.  The price of
acquisition  is R$108,500  indexed,  as of July 1, 2002,  by the General  Market
Price Index disclosed by Fundação Getúlio Vargas, plus interest of 12% per year, to be paid in 12 monthly  and  successive  installments,  the first being due on
November 29, 2002.

The goodwill of  R$125,759,  recorded  upon  acquisition  of the  investment  is supported by the future rentability  of the  company’s  assets as Metalic is the only  manufacturer of two pieces steel can representing a 5% market share.  This material is an  alternative  to  aluminum,  because of its lower cost and better performance,  both for the filling aspect as for lithography.  To December 2002, the company amortized R$1,049.

•    Inal

On December 30, 2002, as a result of a reorganization process of the Company and its activities for unification of similar activities between INAL and CISA, both
CSN  controlled  companies,  the  Company  sold  to  its  subsidiary  CISA - CSN
Indústria de Aços Revestidos  S.A., the 8,457,189 common shares issued by INAL -
Indústria   Nacional  de  Aços   Laminados   S.A.,   representing   99.9998%  of
participation, for the book value of R$141,227 for payment up to 360 days.

•    MRS

MRS  adopted a new tariff  policy,  which may  provide  for the  retaking of its economical-finance  break-even  position.  The  Company  understands  that it is premature and  unnecessary to recognize an eventual  compromise  with respect to the MRS unsecured liability.

•    FCA

FCA present an  unsecured  liability  in the amount of R$501,427 on December 31,
2002.  Accordingly  the  Company’s  investment in FCA is reduced to zero and the
Company  did  not  recognize  the  corresponding   unsecured  liability  in  the
proportion of its participation  based on the understanding that the investment, currently, is not essential to its business.

11.  PROPERTY, PLANT AND EQUIPMENT

At the  Extraordinary  General  Shareholders’  Meeting  held March 31,  1999 the stockholders  approved,  based on paragraphs 15 and 17 of CVM  Deliberation  no.
183,  a  revaluation   report  prepared  by  an  independent   specialized  firm
considering  land,  equipment,  installations  and real  estate  property in the plants of the Presidente  Vargas Mill,  Casa de Pedra and Arcos and the iron ore mine in Casa de Pedra, the latter only being possible due to the fact that it is a publicly declared mine,  defined by Decree no. 24642/1934 – mine code – as the mines  known at the time to belong to the  owners of the land on which they were located.

At the Extraordinary  General  Shareholders’  Meeting held December 19, 2002 the stockholders approved,  based on paragraphs 15 and 17 of CVM Deliberation 183, a revaluation report considering the fixed assets of thermical mill – CTE - II, in the City of Volta Redonda,  RJ. The report established an increase in the amount of R$508,433  which  composes a new amount of R$970,332 for the assets,  already net of the depreciation incurred in the first two years of operation.

Both reports were prepared by Planconsult Planejamento e Consultoria S/C Ltda.

The  depreciation,  depletion and  amortization for the year ended December 2002 amounted to R$454,223 (2001 – R$414,545),  of which R$435,424 (2001 – R$395,884)
was charged to  production  costs and R$18,799  (2001 – R$18,661) to selling and
general  and  administrative   expenses   (deferred  charges   amortization  not
included).

The portion of the total  depreciation  and  depletion of the  revaluated  fixed asset items  charged to results for each year is  transferred  in  stockholders’
equity in equal proportion from the revaluation reserve to retained earnings. As of December 31, 2002,  the value  recorded in such account net of income tax and social contribution amounted to R$103,090 (2001 – R$109,070).

Construction  in progress is mainly  represented  by a set of  investment  plans aimed at updating and  developing  technology  to keep the Company  competitive,
both  at  the  local  and   international   markets.   The  main  plans  address
environmental  protection projects, cost reduction,  infrastructure  improvement and  automation  techniques  as well as IT.  The  amount  of  financial  charges capitalized,  in 2002, on construction in progress  aggregated  R$18,535 (2001 –
R$101,592).

As of December  31,  2002,  the total of assets  given in guarantee of financial operations was R$2,309,512 (2001 – R$1,656,747).

12.  DEFERRED CHARGES

The IT projects are  represented by automation  projects of operating  processes that aim at reducing costs and increase the competitiveness of the Company.

The  amortization  of the IT  projects  and of other  projects in the year ended
December 2002 amounted to R$32,846 (2001 – R$10,009);  of which R$17,469 (2001 –
R$2,943) was  appropriated  to the production cost and R$15,377 (2001 – R$7,066)
to general and administrative expenses.

The balance of the exchange  variation  deferred in 1999, by the Parent  Company and its subsidiary MRS Logística S.A. based on the Provisional  Measure No. 1818 and on  Deliberation  No. 294,  issued by the  Brazilian  Securities  Commission
(“CVM”), on March 26, 1999, was amortized in 2002.

Based on Provisional  Measure no. 3 of September 26, 2001 and CVM  Deliberations
no. 404 and 409 of September 27, 2000 and November 1, 2001,  the Company and its
subsidiaries  MRS  Logística  and Galvasud have chosen to defer the negative net results arising from the adjustment of the amounts of credits and obligations in foreign currency, as a result of the exchange rate variation which took place in
2001. The Company deferred the amount of R$1,360,636 in September 2001 and until
December 31, 2002  amortized  R$1,127,117,  the balance will be amortized  until
2004 The net movement can be shown as follows:

On December 31, 2002, the long-term amortization schedule is shown below:

Interest is applied to the  external and domestic  loans and  financing,  at the following annual rates as of December 31, 2002:

Breakdown of total debt by currency of origin:

The Company carries out derivative  operations,  in accordance with Note 15, for the purpose of minimizing the risk of relevant  oscillation in foreign  currency parity.

The  guarantees  offered for the loans and  financing  amounted  R$5,298,902  on
December 31, 2002 (2001 - R$3,976,774), and comprised mainly fixed assets items,
bank  guarantees  and  promissory   notes.   This  amount  does  not  take  into
consideration the guarantees  provided to subsidiaries,  joint  subsidiaries and associated companies (see Note 16).

14.  DEBENTURES

As  approved  at the  Extraordinary  Stockholders'  General  Meeting  and at the
Administration  Council Meeting, held on January 10, 2002 and February 20, 2002, respectively,  the Company  issued on February  1st,  2002,  69,000  debentures, nominatives and non convertible,  with no guarantee or preference,  with nominal value of R$10,000 each, in two series.  There have been issued 54,000 debentures from the first  series and 15,000 from the second  series.  However,  the credit from negotiation with financial institutions,  occurred on March 01, 2003 in the amount of R$699,227.  The  difference of R$9,277,  resulting from the unit price variation  between the issued date and the transaction  date, is recorded in the stockholders’  equity  as  capital  reserve.  The  nominal  unit  value is being monetarily restated,  added by the respective  remuneration  “pro-rata temporis”
calculated.  The first issue was corrected by CDI increased by 2.75% p.y and the second  issue by IGPM plus  13.25%  interest,  from the date of issue  until the effective  payment.  The maturity is expected for 02/01/2005  (First Series) and
02/01/2006  (Second  Series),  with the option of advance  redemption  (total or partial), as the issuer’s option.

In March 2002, the Company repurchased the 4,396 debentures. Comprising 2,345 of the first series, and 2,051 of the second.

In September 2002, the 2,051  debentures of the second series were resold in the market.

15.  FINANCIAL INSTRUMENTS

General Considerations

The  Company’s  business  includes  flat steel  products to supply  domestic and foreign  market and mining of iron ore,  limestone  and  dolomite  to supply the
Presidente  Vargas Mill needs.  The main market risk factors that can affect the
Company business are shown as follows:

(a)  Exchange Rate Risk

Although  most of the  revenues  of the Company are in  Brazilian  Reais,  as of
December 31, 2002,  R$6,573,022 of the Company’s total debt were  denominated in foreign  currency.  As a  consequence,  the  Company  is  subject  to changes in exchange rates.  The Company  manages the risk of the exchange rate  fluctuation that  affects the value in  Brazilian  Reais that will be  necessary  to pay the liabilities in foreign currency, using derivative financial instruments,  mainly futures contracts,  swaps, forward contracts and option contracts with banks, as well  as  investing  of a  great  part  of its  cash  and  banks  in  securities remunerated by exchange variation.

The  Management’s  objective  in  keeping  these  instruments  is to  equal  the investment  gains on loans  resources  to the loss on  exchange  devaluation  of
Brazilian  Real in relation to U.S.  Dollar and Yen.  These loan  resources were invested in short-term  applications in Brazilian Reais, which yield interest at the Brazilian market rates.

(b)  Credit Risk

The credit risk exposure is managed  through the  restriction of subsidiaries in derivative  instruments to large financial  institutions  with a high quality of credit.  Thus,  management  believes  that  the  risk of  non-compliance  by the counterparts is insignificant.  The Company does not maintain or issue financial instruments  with  commercial  aims.  The  selection  of  clients as well as the diversification  of its accounts  receivable and the control on sales  financing terms by business  segment are  procedures  that the Company  adopts to minimize occasioned problems with its commercial partners.

The financial  instruments recorded in balance sheet accounts as of December 31,
2002, in which market value differs from the book value, are as follows:

On  December  31,  2002  the  consolidated  position  of  derivative  agreements outstanding was as follows:

The exchange  options results were recognized in the year based on market value.
Other operations were recorded based on the terms of agreements.

(c)  Market Value

The  amounts  presented  as “market  value”  were  calculated  according  to the conditions that were used in local and foreign markets on December 31, 2002, for financial transactions with identical features,  such as: volume and term of the transaction and maturity date.  Mathematical methods are used presuming there is no  arbitrage  between  the  markets  and the  financial  assets.  Finally,  all transactions carried out in non-organized markets  (over-the-counter market) are contracted  with  financial  institutions  previously  approved by the Company’s
Board of Directors.

17.  CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several  administrative  and court proceedings involving different actions, claims and complaints, as shown below:

The contingent  liability is recorded in the heading of Provisions  (current and long-term) and Taxes Payable.

a)   Labor litigation dispute:

As of December 31, 2002,  CSN was the  defendant,  of 1,830 labor claims  (1,948 claims in 2001), which generated a provision in the amount of R$46,699 (R$63,878 in  2001)  at  that  date.  Most  of the  lawsuits  are  related  to  subsidiary
responsibility,   wages  equalization,   overtime  and  additional  payment  for
unhealthy and hazardous activities.

The lawsuits related to subsidiary  responsibility  represent a great portion of the total labor litigations  against the Company and are originated from the non payment by the contracted companies of the employees obligations,  which results in CSN inclusion in the lawsuits to honor, at a subsidiary level, the payment of such obligations.

The most recent lawsuits  originated from subsidiary  responsibility  tend to be deceased  toward CSN due to the  procedures  adopted by the  Company in order to inspect and assure the compliance with the wages and social charges payments, by the creation of the Contract  Attendance  Centers,  which are operating over the last 3 years.

b)   Civil Actions:

There are,  mainly,  claims for indemnities  among the civil judicial  processes which the Company is involved in. Such  processes,  in general,  are  originated from work  related  accident and  occupational  diseases  related to  industrial activities of the Company.  For all these disputes,  as of December 31, 2002 the
Company had a provision in the amount of R$27,863 (R$22,830 in 2001).

c)   Tax Litigation Dispute:
     PIS/COFINS – Law 9,718/99

CSN is  questioning  the legality of law 9,718/99,  which  increases the PIS and
COFINS calculation basis,  including,  the financial revenue of the Company. The amount of this  provision is  R$183,052,  as of December 31, 2002  (R$115,572 in
2001), which includes legal charges.

The Company  obtained a favorable  sentence in the first  instance court and the process is going through  compulsory  re-examination by the 2nd Regional Federal
Court of Appeals.  The process has not being judged by the superior  courts yet, however,  according to the Company’s  lawyers  favourable  outcome is considered possible.

CPMF

The Company is  questioning  the CPMF  (Provisional  Contribution  on  Financial
Activities) taxation since the promulgation of the Constitutional  Amendment No.
21/99.  The amount of this  provision  is R$116,197  (R$71,410  in 2001),  as of
December 31, 2002, which includes legal charges.

The sentence in the court first instance was favourable and the process is being judged by the 2nd Regional Federal Court of Appeals.  However, we emphasize that the most recent precedent by the courts has not been favorable to the taxpayers.

CIDE – Contribution for Intervention in the economic domain

CSN  disputes  the  legal  validity  of Law  10,168/00,  which  established  the collection  of the  intervention  contribution  in the economic  domain over the amounts  paid,  credited  or remitted to  beneficiaries  that are not  permanent residents of the country,  as royalties  or  remuneration  of supply  contracts,
technical   assistance,   trade  mark  license   agreement  and  patent  license
exploration agreement.  There is a judicial deposit in 2002 and the provision in the amount of R$18,400 (R$16,743 in 2001), which includes legal charges.

The Company is waiting for the decision in the first  instance  court.  However, there is not a legal precedent,  since the processes about the subject are still very recent. According to the Company’s lawyers, favorable outcome is considered possible.

Educational Salary

The Company disputes the  constitutionality  of the  Educational-Salary  and the possible  recovery of the amounts paid in the period from  01.05.89 to 10.16.96.
The provision amounts to R$24,331 on December 31, 2002 (R$19,432 in 2001), which include legal charges.

The sentence in the legal court first instance was  unfavorable  and the process is  currently  sub –  judice  in the 2nd  Regional  Federal  Court  of  Appeals.
Recently,  the Brazilian  Supreme Court judged the subject against the taxpayer, which reduces the favorable outcome expectations in this process.

SAT – Workers’ Compensation Insurance

The Company  understands  that it must pay the “SAT” at the rate of 1% in all of its establishments, and not 3%, as determined by the current law. The amounts of
R$28,065 (R$15,209 in 2001) are being accrued,  which include legal charges. The sentence  in the  first  instance  court  was  unfavorable  and the  process  is currently in TRF of the 2nd Region. Although there was so far no judgment in the
Brazilian Supreme Court,  according to the Company’s lawyers,  favorable outcome is considered possible.

Others

The Company has also numerous legal suits accrued  related to ICMS, FGTS LC 110,
Drawback  and  Additional  of freight for renewal of the charges  navy  merchant
(AFRMM),  in the  amount of  R$7,480  (R$3,911  in 2001),  which  include  legal charges.

Income Tax and Social Contribution

The Company claims the  recognition  of financial and fiscal effects  related to the  inflationary  “expurgation”  of the IPC of  January  1989,  of  51.87%  (as calculation basis of Income Tax and Social  Contribution).  The judicial deposit and the respective provision for contingences are in the amount of R$218,381 (in
2002 and 2001).

In February  2003,  part of the favorable  decision of TRF up the 1st Region was certified,  limiting the percentage of January 1989 to 42.72%, minus the applied index of 12.15%.  The Company and its legal advisors are  quantifying the amount of the respective  credit. The amount will be booked as soon as it is quantified and the legal procedures are concluded.

18.  STOCKHOLDERS’ EQUITY

(a)  Capital stock

The  Company’s  capital  stock as of December  31, 2002 and 2001 is comprised of
71,729,261  thousand common shares,  all book shares and without par value. Each common  share  entitles  the  owner  to one  vote  at the  General  Meetings  of
Stockholders.

(b)  Revaluation reserve (Parent Company)

This heading covers  revaluations  of the Company’s  fixed assets decided by the
Extraordinary   General   Stockholders’   Meeting  held  March  31,  1999,  such
revaluations  were intended for determining  adequate  amounts for the Company’s fixed assets and  additionally  for the  thermo-electrical  power plant – CTE II approved by the  Extraordinary  Stockholder’s  Meeting of December 19, 2002,  in
conformity with CVM Deliberation° 288 of December 3, 1998.

Pursuant  to the  provisions  of CVM  Decision  No.  273 of August 20,  1998,  a
provision for social  contribution and income tax was set up and classified as a long-term liability on the balance of the revaluation reserve (except land).

The realized  portion of the revaluation  reserve,  net of income tax and social contribution,  is included for purposes of  calculating  the  mandatory  minimum dividend.

(c)  Capital composition

On December 31, 2001 the main CSN’ stockholders are:

The Company’s  stock owned by Vicunha  Siderurgia,  were offered in guarantee of some restrictive convenants of loan agreement of this controlling stockholder.

(d)  Investment Politicy and Payment of Interest on Stockholders’ Equity

On December 13, 2000, the Board of Directors decided to adopt a policy of profit distribution, which, by observing the provision of law no. 6,404, altered by law
no. 9,457/97 implies the distribution of all net profit to the stockholders,  as long as the following priorities are preserved  irrespective of their order: (i)
corporate   strategy  of  the  Company,   (ii)  compliance  with  the  Company’s
obligations,  (iii) making the necessary  investments and (iv)  maintenance of a good financial situation of the Company.

19.  DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY

Company  by-laws ensure a minimum annual  dividend  corresponding  to 25% of net income accrued in accordance with corporate legislation.

Pursuant to applicable legislation,  calculation of interest on capital invested is carried out based on  variation  of the  long-term  interest  rate  ("TJLP"), limited to 50% of net income for the period before income tax or 50% of retained earnings and revenue reserves, whichever is higher.

In accordance  with CVM  Deliberation  no. 207 of December 31, 1996 and with tax requirements,  the Company elected to record the interest paid on  shareholders’
equity in the amount of R$343,482,  comprising  R$50,000  approved and R$293,482 proposed, in April and December,  2002, respectively as an entry to the interest expense  account and reverse it in the same  account.  It does not appear in the
Statement  of  Income,  in view of the fact  that it has no  effect on final net income,  except  for the tax  effects  recognized  on the  income tax and social contribution lines.

20.  NET REVENUES AND COST OF PRODUCTS SOLD

21.  CONSOLIDATED REVENUES AND INCOME BY SEGMENT OF BUSINESS

The  information  by  business  segment  is  based  on the  accounting  books in accordance with Corporation Law.

The disclosure by business  segment  followed the concept of IAS14, as suggested by the Brazilian Securities Commission (“CVM”),  providing the means to evaluate the performance in all Company’ business segments.

Since November 2000, with the inauguration of the commercial top management, the
Company  is  restructured  as  follows:   Presidency  and  five  Directorates  –
Operations, Commercial, Corporate Center, Infrastructure and New Business.

MAE

Disputes  between  electric  sector  agents,  aggravated by the lack of electric energy offer during the rationing, did not allow the financial settlement of the operations carried out in the Wholesale Energy Market (“MAE”). Such disputes are being resolved  through the General  Agreement  between  electric sector agents, with direct intervention of the Federal Government.

Between  September  2000 and  December  2002 the  Company  recorded  the amounts determined  in  accordance  with  the  statements  provided  by  MAE,  with  the commercialized energy volume in the amount receivable of R$484,333.  To February
18, 2003 the Company  received the amount of R$171,430 of which R$91,179 in 2002 and R$80,251 in 2003.

Although  recognizing a provision in the amount of R$85,581  concerning with the
Dispatch  no.288/2002 of Agência  Nacional de Energia Elétrica – Aneel (exposure relief),  the Company  understands that the MAE credits,  net of provision,  are higher than those recorded, and should be financially remunerated.

In 2002, the net revenues from sales  recognized by the energy  segment  through
CSN Energia S.A.,  aggregated  R$88,341,  of which R$47,116,  corresponds to the energy volume commercialized by the Wholesale Energy Market (“MAE”).

22.  FINANCIAL RESULTS/ NET MONETARY AND FOREIGN EXCHANGE VARIATIONS:

23.  NON-OPERATING INCOME (EXPENSES)

* AFAC – Advance for future capital increase

24.  VALUE-ADDED (PARENT COMPANY)

The interest on  stockholders  equity was recorded based on profit  reserve,  so that, it is not shown the profit distribution for the year ended in 2002.

25.  EBITDA

The Company’s  EBITDA (gross profit minus  selling,  general and  administrative expenses, plus depreciation and depletion) is as follows:

26.  EMPLOYEES’ PENSION FUND

(a)  Private Pension Administration

The Company is the principal sponsor of the CSN Employees’ Pension Fund ("CBS"), a private  non-profit  pension  fund  established  in July 1960,  the  principal objective of which is to pay benefits complementing those of the official social security.  The  CBS  membership  comprises  employees  of CSN  and of  companies directly or indirectly  associated to CSN who join the fund through conventions, and the employees of CBS itself.

CBS has three  benefit  plans,  of which two are defined  benefit  plans (35% of
Average  Salary Plan and the  Supplementary  Average  Salary  Plan) and one is a
mixed plan  involving  Defined  Contribution  for  Retirements  and Defined Risk
Benefits  (Combined  Supplementary  Benefits  Plan),  approved  by  the  Federal
Government Secretariat for Supplementary Social Security on December 27, 1995.

At December 31, 2002 CBS presented the following structure:

(b)  Special Taxation Regime

In accordance with the  Provisional  Measure No. 2222 of September 04, 2001, CBS
chose,  on December 21,  2001,  to adhere to the Special  Taxation  Regime which provided  the Company with the benefit of a tax  updating  amnesty  amounting to
R$22.6 million.

(c)  Insufficiency of Reserve Equalization

On January  25,  1996,  the  Supplementary  Social  Security  Secretariat  – SPC
(Secretaria de  Previdencia  Complementar),  through letter no. 55  SPC/CGOF/COJ approved a proposal to equalize  the  insufficiency  of reserves  based on value determined on September 30, 1995,  monetarily update to December 31, 1995. Under the approved scheme to settle the  insufficiency,  the  participants  will cover
42.51%  over a period of 35 years and the  sponsors  will  cover  57.5%  over 30 years.

Through letter no. 1555/SPC/GAB/COA, of August 22, 2002, confirmed by letter no.
1598/SPC/GAB/COA of August 28, 2002 new proposal was approved for refinancing of reserves to amortize,  the sponsors’  responsibility in the amount of R$725,820, in 240 monthly and successive  installments  being the 1st to 12 th installments due in the amount of R$958 and from 13th on R$3,133,  monetarily indexed (INPC +
6% p.y.),  starting June 28, 2002.  The contract also foresees the  installments anticipation  in case of cash necessity in defined benefit plan and the transfer of occasioned  deficits/superavits for which the sponsors are responsible to the updated debtor balance,  so as to preserve the plans’ balance without  exceeding the maximum period of amortization.

(d)  Characteristics of the Plans

CBS has three benefit plans:

•    35% of Average Salary Plan

     It is a defined benefit plan which began on 02/01/1966,  with the objective of paying retirements (related to length of service, special, invalidity or old-age)  on a life  long  basis,  equivalent  to  35% of the  participants salaries for the 12 last salaries.  The plan also guarantees the payment of
     sickness   assistance  to  the  licensed  by  the  Official   Pension  Plan
     (Previdência  Oficial). It also guarantees the payment of funeral grant and pension.  The  participants  (active and retired) and the sponsors  make 13 contributions  per year,  being the same number of benefits  paid per year.
     This plan is in process of  extinction,  becoming  inactive on  10/31/1977, when the new benefit plan began.

•    Supplementary Average Salary Plan

     It is a defined benefit plan which began on 11/01/1977. The purpose of this plan is to complement the difference  between the 12 last average  salaries and  the  Official  Pension  Plan  (Previdência  Oficial)  benefit,  to the retired,  and also on a life long  basis.  As with the 35%  Average  Salary
     Plan,  there is sickness  assistance,  funeral grant and pension  coverage.
     Thirteen contributions and payment of benefits are made per year. It became inactive since 12/26/1995,  because of the combined  supplementary benefits plan creation.

•    Combined Supplementary Benefits Plan

     This  plan  began  in  12/27/1995.  It is a mixed  plan,  being  a  defined contribution,  related to the retirement and a defined benefit, in relation to other benefits (pension, invalidity and sickness benefit). In this plan, the retirement  benefit is calculated based on the sponsor and participants contributions,  totaling 13 per year. Upon  retirement of the  participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

(e)  Actuarial Liabilities

As provided by CVM Deliberation No. 371, of December 13, 2000, approving the NPC
26 of IBRACON – “Employee’s Benefit Accounting” that established new calculation and disclosure  accounting  practices,  the management of the Company,  with its external actuaries, determined the effects of this new practice, as follows:

The amortizing  contribution  is related to the part of the  participants in the proposal to settle the reserve insufficiency  mentioned in item (c) above, which was  reduced  from  present  value of the  total  actuarial  obligations  of the respective  plans.  Some  participants  are challenging in court this amortizing contribution;  but the  Company  based  on its  legal  and  actuarial  advisors, understands  that the  amortizing  contribution  was  approved by  Supplementary
Social Security Secretariat “Secretaria da Previdência  Complementar”,  so being due by the participants, approved this amortised contribution.

In the case of the  Millennium  Plan  (Combined  Supplementary  Benefit Plan) of
defined  contribution,  where there is a net actuarial  asset,  and in which the sponsor  contributions  are  the  same  as the  participants  contribution,  our actuarial advisors  understand that 50% of the net actuarial asset could be used for  reduction  of the  sponsor’s  contribution.  Thus,  the  sponsor  chose  to recognize 50% of this asset R$(2,935) on its books.

Actuarial Liability Recognition

The Administration  decided to recognise the actuarial  liability  adjustment in the  results  for the period of five  years,  as from  January  1,  2002,  being appropriated  in 2002 the amount of R$65,995,  in accordance  with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Deliberation  No.  371/2000,  which added to related contribution private pension fund outlay totaled R$87,986. In accordance with actuarial  calculation  elaborated by project credit unit the  appropriated amounts  in  2002  and  the  amounts  that  will be  appropriated  in  2003  are demonstrated as follows:

The sponsor defined contribution to the combined supplementary benefits plan are estimated at the amount of R$6,864 for the next year.

(f)  Main actuarial assumptions adopted in the actuarial liability calculation

CSN do not have obligations on other after-employees benefit.

27.  INSURANCE

Due to the  nature  of its  operations,  the  Company  renewed  the  “All  Risk”
operational  insurance policy for the plant of the Presidente Vargas Mill in the total  amount of  US$5,706  million  equivalent  to  R$20,200,328,  and  maximum indemnity  value,  per event,  in case of claim, in the amount of US$585 million equivalent  to  R$2,070,900;  For Casa de Pedra and Arcos,  and the  Terminal de
Carvão – “TECAR,  amounts to US$265 million  equivalent to R$939,453 and maximum indemnity  value,  per  event,  in case of  claim,  amounting  to US$22  million equivalent to R$76,464.  For its  subsidiaries  CISA,  INAL,  FEM and also other non-industrial areas, CSN renewed a specific risks policy in the total amount of
US$112 million,  equivalent to R$397,907 and maximum indemnity value, for event, in case of claim, in the amount of US$14 million  equivalent to R$50,000,  to be in effect is until November 2003.

The  goods  and  product   transportation  in  the  national  area  policy,  the
international  transportation policy (imports and exports), group life insurance and the general civil liability were renewed.

28.  NEW BUSINESS

In accordance with CSN’s international  business development  strategy,  on June
19, 2001, CSN obtained the right to acquire assets,  with  approximate  value of
US$50 million that  belonged to Heartland  Steel Inc., a company in Chapter #11, located in Terre Haute, state of Indiana, USA.

As of July 16, 2001, CSN ceded its right to a limited liability  corporation LLC
(“LLC”),  organized  according to the Delaware  legislation,  and  controlled by
Tangua  Incorporated,  which is controlled by an unrelated entity.  LLC acquired the above  mentioned  assets for the amount of US$55 million and assumed certain liabilities in the total amount of US$19 million.

CSN may  acquire  the quota of LLC on July  2003,  as part of a “put” and “call”
agreement  signed  by CSN and the  administrative  agent  of  Credit  Agreement, related to a Tangua’s  loan.  The  principal  amount of the loan in July 2001 is
US$175  million,  with Libor plus  interest of 1.875% p.a.  The price for CSN to exercise this right in the “put” and “call”  agreement is the borrowing  balance
(plus accrued interest) on the acquisition date.

29.  ADMINISTRATION REMUNERATION

The   administration   fees  were  fixed  at  the   Extraordinary  and  Ordinary
Stockholders'  General  Meeting held on April 30,  2002,  in the total amount of
R$9,000. The remuneration recorded in general and administrative expenses during the year ended December 31, 2002 amounted to R$8,766 (2001 - R$7,319).

30.  SUBSEQUENT EVENTS

(a)  Tecar

On January 10, 2003,  there occurred an accident with the ship unloader number 1 at the coal  terminal at Porto de Sepetiba - RJ leased and  operated by CSN. The accident caused no personal damages or risk to the environment.

There was no loss to CSN  operations  as the  Company’s  coal  inventories  were sufficient  for 40 days of  operation  of the Volta  Redonda  mill under  normal conditions.  All installations and equipments  affected are duly insured and the terminal  restarted  operating  on January 28, 2003 when  unloading of the first ship started, a period shorten than initially estimated.

During the period of  interruption  the Company’s  raw  materials  imported were unloaded at Espirito Santo  terminal  Praia Mole and the cosipa  terminal in São
Paulo.

(b)  CTE

On February 12, 2003, the company disclosed in the press as a significant matter that the sale of the thermo-eletric  (CTE II) announced on December 03, 2002, as a significant matter was called off.

The sale proposed, as disclosed, was subject to several conditions,  among which the  approval of BNDES and  private  banks  consortium  lead by  Santander.  The financial conditions presented,  after a prolonged negotiation rendered unviable the  implementation  of  the  transaction  in  the  terms  proposed,  once  they significantly reduced the economic results that justified the transaction.

(c)  Offering

Through its subsidiary  CSN Islands II Corp.,  the Company issued US$ 85 million in notes,  guarantee  by CSN.  The notes  mature in one year and yield  9.5% per year.  The  financial  resources  from this  transaction  will be fully used for working capital, increasing the Company’s liquidity.

(d)  CISA - INAL

In the end of 2002, the Company  transferred its  participation in INAL to CISA, in accordance  with our share  reorganization  strategy,  unification of similar activities and intensification of synergies. Accordingly, we decided to spin-off
CISA,  by  segregating  the services  center of main plant,  a proposal that was approved in the  Extraordinary  General  Shareholders’  Meeting on February  28,
2003.

As a result, at the moment the service center  continuous to operate  separately as CISA and the main plant operated as a CSN branch.

(e)  Tax Assessment

On February 25, 2003 the Company was assessed by tax authorities with respect to the  determination of the income tax and social  contribution on the prior years net  income.  The tax claim  aggregated  R$328  million  and at the  moment  the company’s  management and legal advisors are preparing the  contestation  of the tax claim. The preliminary evaluation of the company’s legal adviser is that the chances of success are possible.  Accordingly no provision for  contingence  was recognised in the financial statements as of December 31, 2002.

31.  EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The  accompanying  financial  statements  have  been  prepared  on the  basis of accounting practices laid down by the Corporate Law in Brazil.

Certain  accounting  practices  applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in other countries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2003

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.